Exhibit 99.1

BioNTech Completes Acquisition of InstaDeep

•Acquisition aims to strengthen BioNTech’s pioneering position in the field of AI-powered drug discovery, design and development
•InstaDeep to operate as London based subsidiary of BioNTech and will be the centerpiece of its growing portfolio of initiatives around artificial intelligence and machine learning
•Approximately 290 highly skilled professionals and a global network of research partners in the fields of artificial intelligence, machine learning and data science based in the world’s leading global technology hubs

MAINZ, Germany, July 31, 2023 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today the completion of the acquisition of InstaDeep Ltd. (“InstaDeep”), a leading global technology company in the field of artificial intelligence (“AI”) and machine learning (“ML”). The acquisition was announced on January 10, 2023 and follows a track record of increasing collaboration between the two companies since 2019 as well as BioNTech’s initial equity investment as part of InstaDeep’s Series B financing round in January 2022.

The acquisition supports BioNTech’s strategy, aiming to build world-leading capabilities in AI-driven drug discovery and development of next-generation immunotherapies and vaccines to address diseases with high unmet medical need. InstaDeep will operate as a UK-based global subsidiary of BioNTech. In addition to BioNTech-focused projects, InstaDeep will continue to provide its services to clients around the world in diverse industries, including in the Technology, Transport & Logistics, Industrial, and Financial Services sectors. The transaction adds approximately 290 highly skilled professionals to BioNTech’s workforce, including teams in AI, ML, bioengineering, data science, and software development.

The total consideration to acquire the remaining InstaDeep shares, excluding the shares already owned by BioNTech, amounts to approximately €500 million in cash, BioNTech shares, and performance-based future milestone payments.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Duality Bio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, OncoC4, Pfizer, Regeneron and Sanofi. For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: the expected impact of this acquisition on BioNTech’s and InstaDeep’s business; the creation of long-term value for BioNTech and InstaDeep shareholders; potential synergies between BioNTech and InstaDeep and their businesses; the ability of the DeepChain™ protein design platform to engineer new mRNA sequences for protein targets; the ability of AI and ML to quicken and scale up the delivery of next generation of diagnostics and therapeutics; the ability of ML and edge analytics to identify novel predictive biomarkers, inform patient selection, and accelerate the development of therapeutic programs; the ability to utilize AI and ML applications to further optimize manufacturing and supply chain processes, including by using robotics and autonomous decision-making; the eligibility of InstaDeep shareholders to receive additional milestone payments; and InstaDeep’s plans to continue to provide services to clients around the world in diverse industries. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the reaction to the transaction of InstaDeep’s business partners; the reaction of competitors to the transaction; the retention of InstaDeep employees; BioNTech’s plans for InstaDeep; the future growth of InstaDeep’s and BioNTech’s businesses and the possibility that integration following the transaction may be more difficult than expected; the risk that InstaDeep’s collaborations will not continue or will not be successful; risks related to InstaDeep’s ability to protect and maintain InstaDeep’s intellectual property position; risks related to InstaDeep’s capital requirements, use of capital and unexpected expenditures, including InstaDeep’s ability to manage operating expenses or obtain funding to support planned business activities or to explore and establish strategic transactions; risks related to InstaDeep’s ability to attract and retain personnel; and the ability of AI and ML to produce improvements in the drug discovery and development process or deliver efficiencies in drug manufacturing, logistics and supply chain.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report on Form 6-K for the quarter ended March 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 8, 2023, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

About InstaDeep
InstaDeep is a leader in decision-making AI systems with headquarters in London, and offices in Paris, Tunis, Lagos, Dubai, Cape Town, Berlin, Boston and San Francisco. InstaDeep was founded in 2014 in North Africa and has been named for three consecutive years to CB Insights’ influential AI 100 ranking, which showcases the 100 most innovative private artificial intelligence companies in the world. It was also named in 2022 as one of Europe’s 100 most promising B2B companies by the Financial Times-backed media site Sifted. With expertise in both machine intelligence research and concrete business deployments, InstaDeep gives its partners a competitive advantage in an AI-first world. Leveraging its extensive know-how in GPU-accelerated computing, deep learning and reinforcement learning, InstaDeep products, such as its DeepChainTM protein design platform, tackle the most complex challenges across a range of industries. InstaDeep has also developed collaborations with global leaders in the AI ecosystem, such as Nvidia and Google Cloud and has published joint research with DeepMind.

CONTACTS

BioNTech:

Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de
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